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                                             CONFORMED COPY


                 DATED 10TH NOVEMBER, 1999







              THE SELLERS NAMED IN SCHEDULE 1


           THE WARRANTHOLDERS NAMED IN SCHEDULE 2


                            AND


                        SOLUTIA INC.



-------------------------------------------------------------

                         AGREEMENT

                FOR THE SALE AND PURCHASE OF
         SHARES AND LOAN STOCK AND THE CANCELLATION
      OF WARRANTS IN VIKING RESINS GROUP HOLDINGS B.V.

-------------------------------------------------------------









                       ALLEN & OVERY
                           London



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CONTENTS

CLAUSE                                                           PAGE

1.    Interpretation                                                1
2.    Sale and Purchase of the Securities                           4
3.    Cancellation of Warrants                                      5
4.    Consideration                                                 5
5.    Conditions Precedent                                          6
6.    Rescission                                                    6
7.    Covenants up to Completion                                    7
8.    Inks                                                         10
9.    Completion                                                   12
10.   Herberts and other Claims                                    12
11.   Announcements                                                13
12.   Notices                                                      14
13.   Resolutions and Waivers                                      14
14.   General                                                      14
15.   Whole Agreement                                              16
16.   Governing Law                                                16

SCHEDULES [OMITTED]

1.    Sellers' Shareholdings and Entitlements
2.    Warrantholders
3.    Apportionment of Ordinary Consideration
4.    Particulars of the Company
5.    Completion Arrangements
6.    Completion Balance Sheet
7.    Preference Consideration and Loan Stock Consideration
8.    Additional Executives
9.    Apportionment of Payments Under Clause 10
Signatories                                                        40




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THIS AGREEMENT is made on 10th November, 1999 BETWEEN:

(1) THE PERSONS whose names and addresses are set out in Schedule 1 (each a "SELLER" and together the "SELLERS");

(2) THE PERSONS whose names and addresses are set out in Schedule 2 (each a "WARRANTHOLDER" and together the "WARRANTHOLDERS"); and

(3) SOLUTIA INC. of 575 Maryville Centre Drive, St. Louis, MO 63141 (the "PURCHASER").

WHEREAS:

(A) Viking Resins Group Holdings B.V. (the "COMPANY") is a company, short particulars of which are set out in Schedule 4.

(B) The Sellers are the holders of the A Shares, Preference Shares and Loan Stock as set out opposite their respective names in
     Schedule 1.

(C) The Warrantholders are the holders of the Warrants and parties to the Warrant Agreement and on exercise of the Warrants would be entitled to that number of class A shares of NLG 90 each in the Company as set out opposite their respective names in Schedule 2.

(D) The Sellers wish to sell and the Purchaser wishes to purchase the Securities on the terms and subject to the conditions set out in this agreement.

(E) The Warrantholders have agreed to the cancellation of their Warrants on the terms and subject to the conditions set out in this agreement.

IT IS AGREED as follows:

1.   INTERPRETATION

(1)  In this agreement:

     "ADMINISTRATION AGREEMENT" means the administration agreement in the Initialled Form;

     "A SHARES" means the 97,445 class A shares of NLG90 each in the issued capital of the Company;

     "B SHARES" means the 6,888 class B shares of NLG90 each in the issued capital of the Company;

     "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks are open for business in London, Frankfurt, New York and St. Louis, Missouri;

     "COMPLETION" means completion of the sale and purchase of the Securities and the cancellation of the Warrants in accordance with clause 9;

     "COMPLETION BALANCE SHEET" means the Completion Balance Sheet agreed or determined in accordance with Schedule 6;

     "DEED OF TERMINATION" means the deed of termination, in the Initialled Form;


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                                2

     "DEM" means Deutschmarks;

     "DEPIV" has the meaning ascribed to it in Schedule 1;

     "EXECUTIVES" means Helmut Strametz, Jurgen Willi Reichhold, Josef Sauer, Manfred Heinrich Schrod, Karl-Heinz Schonwalder, Bernhard August Kottmann, Heinrich Otto Geidt and Luca Floriani;

     "EURIBOR" means the Euro Euribor rate per annum for three months deposits as quoted in the World Interest Rates table of the Financial Times (London edition) on the date of Completion;

     "FINANCE AGREEMENTS" means the Senior Documents and the Mezzanine Documents (as those terms are defined in an Intercreditor Deed dated 15th December, 1998 made between, inter alia, Bankers Trust Company, Lehman Brothers International (Europe) and the Company);

     "GROSS EQUITY VALUE" or "GEV" means DEM 427,100,000 less the Net Asset Adjustment Amount plus any additional amount determined in accordance with clause 8(3);

     "HERBERTS" means Herberts GmbH and its subsidiaries;

     "HERBERTS CLAIM" means that particular and specific claim for DEM 4,800,000 made by or on behalf of Herberts against the Vianova Group (or particular members thereof) in relation to the supply of product which, allegedly, was out of specification or otherwise defective;

     "HOECHST" means Hoechst AG and its subsidiaries;

     "HOECHST AGREEMENT" means the agreement dated 6th October, 1998 between Hoechst A.G. and the Company pursuant to which the Company acquired the business currently carried on by the Vianova Group, as amended by an agreement dated 15th December, 1998;

     "INITIALLED FORM" means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Sellers' Solicitors and the Purchaser's Solicitors;

     "INKS BUSINESS" means the business of the Vianova Group engaged in the production, marketing and sale of certain printing inks;

     "LOI" means the letter of intent dated 21st October, 1999 relating to the proposed sale of the Inks Business, in the Initialled Form;

     "LOAN STOCK" means the DEM32,000,000 Unsecured 10% Loan Stock 2008 of the Company in issue constituted by an instrument dated 15th December, 1998;

     "LOAN STOCK CONSIDERATION" means the consideration payable in respect of the sale of the Loan Stock under clause 4(2);

     "MGPE" means Morgan Grenfell Private Equity Limited of 23 Great Winchester Street, London EC2P 2AX;


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                                3

     "MINORITY SHARE SALE AGREEMENTS" means the draft agreements for the sale to the Purchaser of the B Shares, each in the Initialled Form;

     "NET ASSET ADJUSTMENT AMOUNT" means:

     (a) if the Net Assets are less than DEM 285,300,000, the amount of the deficiency plus DEM 10,000,000; or

     (b)  if the Net Assets are DEM 285,300,000 or greater, DEM 0;

     "NET ASSETS" means the amount shown in the Completion Balance Sheet against line item "net assets after obligations to shareholders";

     "NET CASH PROCEEDS" has the meaning ascribed to it in clause 8(4);

     "NLG" means Dutch Guilders;

     "ORDINARY CONSIDERATION" means the consideration for the sale of the A Shares and the cancellation of the Warrants as calculated pursuant to clause 4(3);

     "PREFERENCE CONSIDERATION" means the consideration payable in respect of the sale of the Preference Shares in accordance with clause 4(1);

     "PREFERENCE SHARES" means the 38,191 class I preference shares of NLG0.01 each, the 38,191 class II preference shares of NLG0.01 each, the 38,191 class III preference shares of NLG0.01 each, the 38,191 class IV preference shares of NLG0.01 each, the 38,191 class V preference shares of NLG0.01 each and the 38,191 class VI preference shares of NLG0.01 each in the issued capital of the Company;

     "PURCHASER'S SOLICITORS" means Baker & McKenzie of 100 New Bridge Street, London EC4V 6JA;

     "SECURITIES" means the A Shares, the Preference Shares and the Loan Stock;

     "SELLERS' SOLICITORS" means Allen & Overy of One New Change,
     London, EC4M 9QQ;

     "VIANOVA GROUP" means the Company and its subsidiaries;

     "WARRANT AGREEMENT" means the agreement dated 16th December, 1998 between the Company, Bankers Trust Company, the Warrantholders and the holders of the A Shares;

     "WARRANT CANCELLATION AGREEMENT" means the warrant cancellation agreement in the Initialled Form; and

     "WARRANTS" means the warrants granted pursuant to the Warrant Agreement providing the holders with the right to subscribe in aggregate for 6,160 class A shares of NLG 90 each in the Company.

(2) In this agreement any reference, express or implied, to an enactment includes references to:


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                                4

     (a) that enactment as amended, extended or applied by or under any other enactment (before or after signature of this agreement);

     (b) any enactment which that enactment re-enacts (with or without modification); and

     (c) any subordinate legislation made (before or after signature of this agreement) under any enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above;

     except to the extent that any amendment or modification made after the date of this agreement would increase or alter the liability of any party under this agreement, and "ENACTMENT" includes any legislation in any jurisdiction.

(3) Words denoting persons shall include bodies corporate, partnerships and other unincorporated associations of persons.

(4) Subclauses (1) to (3) above apply unless the contrary intention appears.

(5)  The headings in this agreement do not affect its interpretation.

2.   SALE AND PURCHASE OF THE SECURITIES

(1) Subject to clauses 5 and 6, each of the Sellers shall sell and the Purchaser shall purchase those of the Securities set opposite that Seller's name in Schedule 1 together with all rights attaching to such Securities, including dividends declared or fallen due but not paid at Completion.

(2) Each of the Sellers warrants to and covenants with the Purchaser that he has the right to sell and transfer the full legal and beneficial interest (or, in the case of DEPIV, transfer the beneficial interest and procure the transfer by Ropa Beteiligungsgesellshaft mbH of the legal interest) in the Securities set opposite his name in Schedule 1 to the Purchaser on the terms set out in this agreement and that such Securities shall be sold free from all liens, charges, equities and encumbrances and other legal and equitable rights exercisable by third parties.

(3) Each of the Warrantholders warrants to and covenants with the Purchaser that he has the right to deal with the full legal and beneficial interest in the Warrants held by him (details of which are set out opposite his name in Schedule 2) in the manner contemplated by this agreement.

(4) None of the Sellers, the Warrantholders or the Purchaser shall be obliged to complete the sale and purchase of any of the Securities or the cancellation of the Warrants unless the sale and purchase of all the Securities and the cancellation of all the Warrants is completed simultaneously in accordance with this agreement and simultaneously with completion of the Minority Share Sale Agreements in accordance with their respective terms.

(5) Each of the Sellers and the Warrantholders warrants to and covenants with the Purchaser that (other than the interests of a Warrantholder under the Warrants) he has no right to or interest in any shares in the Company not agreed by him to be sold (or, in the case of the Warrantholders, cancelled) pursuant to this agreement.


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                                5

3.   CANCELLATION OF WARRANTS

     Subject to clauses 5 and 6, each of the Warrantholders agrees to the cancellation of the Warrants on the terms of the Warrant
     Cancellation Agreement.

4.   CONSIDERATION

(1) The consideration for the sale of the Preference Shares shall be the amount in Schedule 7 set opposite the date of Completion under the column "Preference Consideration", payable in cash on Completion.

(2) The consideration for the sale of the Loan Stock shall be the amount in Schedule 7 set opposite the date of Completion under the column "Loan Stock Consideration", payable in cash on Completion.

(3) The consideration for the sale of the A Shares and the cancellation of the Warrants shall be the product (in DEM) of the following formula:

                                        (        8400  )
     Ordinary Consideration = GEV minus ( GEV x ------ )
                                        (       112005 )


           ((                      )   (  15    8400  ))
     minus (( GEV - 252,549,784.11 ) x ( --- - ------ ))
           ((                      )   ( 100   112005 ))


(4) The Sellers shall be entitled to the Preference Consideration and the Loan Stock Consideration in the proportions shown in columns
     (D) and (F) respectively of Schedule 1.

(5) The Sellers of the A Shares and the Warrantholders shall be entitled to the Ordinary Consideration in the proportions set out opposite their respective names in Schedule 3.

(6) The Purchaser shall pay to the Sellers of the A Shares and the Warrantholders DEM 381,977,079.36 in cash on Completion on account of the Ordinary Consideration (the "PAYMENT ON ACCOUNT").

(7) Within 7 days following agreement or determination of the Completion Balance Sheet in accordance with Schedule 6 and (if applicable) the Net Cash Proceeds in accordance with clause 8:

     (a)  if the Payment on Account is greater than the Ordinary
          Consideration, the Sellers of the A Shares and the Warrantholders shall repay to the Purchaser in cash the amount of the excess; and

     (b)  if the Payment on Account is less than the Ordinary
          Consideration, the Purchaser shall pay to the Sellers of the A Shares and the Warrantholders in cash the amount of the deficiency,

     in each case together with interest accruing daily on such amount at the rate of Euribor plus 2 per cent. per annum from the date of Completion to (but not including) the date of payment.


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                                6

(8) Payments to or by the Sellers of the A Shares and the Warrantholders pursuant to subclause (7) shall be made in the same proportions as their respective entitlements to the Ordinary
     Consideration.

5.   CONDITIONS PRECEDENT

(1) The sale and purchase of the Securities and the cancellation of the Warrants is conditional on:

     (a) the Commission of the European Communities notifying the Purchaser that it will neither initiate proceedings under Article 6(1)(c) of Council Regulation (EEC) 4064/89 in relation to the purchase of the Securities by the Purchaser or any matter arising from it, nor refer the purchase or any matter arising from it to the competent authorities of a Member State under Article 9(1) of that Regulation; and

     (b) the execution of each of the Minority Share Sale Agreements, the Administration Agreement and the Deed of Termination by all the parties thereto.

(2) Each of the parties shall use reasonable endeavours to procure that each of the conditions in subclause (1) above is fulfilled on
     or before 29th February, 2000.   The Purchaser shall enter into
     each of the Minority Share Sale Agreements upon the other party thereto entering into it. Each of the Sellers shall enter into the Deed of Termination upon the other parties thereto entering into it and each of the Sellers and the Warrantholders shall enter into the Administration Agreement upon the other parties thereto entering into it.

(3) If either of the conditions in subclause (1) above is not fulfilled on or before the date specified in subclause (2) above, all the clauses of this agreement (other than clauses 11 to 16) shall cease to have effect and none of the parties will have any rights or liabilities under those clauses except in respect of an antecedent breach.

6.   RESCISSION

(1)  If between the date of this agreement and Completion:

     (a) any Seller is in material breach of any obligation on his part under this agreement or if any of the persons given an instruction under clause 7(1) is in material breach of the terms of that instruction or if any of the Executives is in material breach of any obligation on his part under any of the Minority Share Sale Agreements and, where the breach is capable of remedy, it is not remedied to the Purchaser's reasonable satisfaction prior to Completion; or

     (b)  Hoechst makes any claim or allegation that the Hoechst
          Agreement is in any way invalid or unenforceable or that it has not been performed in all material respects in accordance with its terms; or

     (c) any statute, regulation or decision is enacted or taken by a governmental or other official authority, including a court of competent jurisdiction (except for regulations or decisions relating to employee, competition or anti-trust matters) which would prohibit, restrict or delay beyond 29th February, 2000 the sale and purchase of the Securities or the cancellation of the Warrants;


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                                7

     (d) any of the following occurs (except to the extent the same has arisen as a result of the unreasonable delay or withholding of consent by the Purchaser in respect of a matter requiring the consent of the Purchaser under clause 7(1)) which has a material adverse effect on the financial position of the Vianova Group taken as a whole:

          (i) any statute, regulation or decision is enacted or taken by a governmental or other official authority, including a court of competent jurisdiction, (except decisions or regulations relating to employee, competition or anti-trust matters) which would prohibit, restrict or affect the operation of any of the businesses of the Vianova Group (or any part thereof) after Completion;

          (ii) a strike or industrial dispute at the Vianova Group's facilities at Hamburg, Fechenheim, Wiesbaden, Graz, Werndorf, Romano, Lalagosta, Dijon, Soborg, Suzano or Rayong;

          (iii) any loss, damage, destruction, breakdown or other event at, or in respect of, the Vianova Group's manufacturing facilities at Hamburg, Fechenheim, Wiesbaden, Graz, Werndorf, Romano, Lalagosta, Dijon, Soborg, Suzano or Rayong which prevents any one or more of such facilities from operating in the ordinary course of business; or

     (e) any member of the Vianova Group enters into liquidation, administration, receivership, bankruptcy or any proceeding analogous thereto as a result of a material adverse change in the financial position of the Vianova Group taken as a whole; or

     (f) it transpires that the Company has in issue securities in addition to those to be sold pursuant to this agreement and the B Shares or that any person (other than the Warrantholders under the Warrants) has any rights in relation to unissued share capital of the Company, then the Purchaser may elect to rescind this agreement by giving notice to the Sellers' Solicitors, and the provisions of clause 5(3) shall apply, mutatis mutandis.

(2) In no circumstances may this agreement be rescinded after Completion.

(3) If prior to Completion any of the Sellers becomes aware of any of the matters set out in subclause (1) above he shall notify the Purchaser thereof as soon as practicable after becoming so aware.

7.   COVENANTS UP TO COMPLETION

(1) Morgan Grenfell Development Capital Nominees Limited shall, and DEPIV shall procure that Ropa Beteiligungsgesellschaft mbH shall, forthwith give (and not revoke, waive or alter the same without the Purchaser's consent) to each member of the Supervisory Board of the Company, each Executive and each of those persons identified in Schedule 8 (the "ADDITIONAL EXECUTIVES") a written instruction:

     (a) not to approve (without the Purchaser's consent) anything (other than a sale of the Inks Business in accordance with clause 8 or any step necessary to implement Schedule 5) which he reasonably believes is outside the ordinary course of business of the relevant member of the Vianova Group or (without limitation to the foregoing) any of the following matters:


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                                8

          (i) capital expenditure by any member of the Vianova Group in an amount exceeding DEM1 million per calendar month or DEM4 million in aggregate for the entire Vianova Group or which, when aggregated with other capital expenditure incurred during calendar year 1999 by it or any other member of the Vianova Group, exceeds DEM21.4 million;

          (ii) the disposal or acquisition by any member of the Vianova Group of any assets having a net book or market value in excess of DEM1 million;

          (iii) the acquisition, disposal or formation by any member of the Vianova Group of any subsidiary or affiliate;

          (iv) the grant or issue by any member of the Vianova Group of any security including, without limitation, mortgages, charges, guarantees or debentures in connection with any part of its business, except in what he reasonably believes to be the ordinary course of business;

          (v) the entry into or amendment by any member of the Vianova Group of any agreement, contract or other binding commercial arrangement which: (AA) is not capable of being terminated on 12 months' notice or less by that member and which involves payment or receipt by that member of more than DEM 1 million per annum (or the equivalent sum in the relevant local currency); or (BB) involves payment or receipt by any member of the Vianova Group in excess of DEM 2 million per annum (or the equivalent sum in the relevant local currency) other than any agreement, contract or arrangement for the purchase of raw materials made in the ordinary course;

          (vi) the making by any member of the Vianova Group of any material change in the terms and conditions of employment of the members of the Management Board listed in Schedule 4, the termination of the employment of such persons or the employment of any new persons in positions equivalent or similar to those held by such persons;

          (vii) the assumption or grant by any member of the Vianova Group of any rights in respect of real estate otherwise than in what he reasonably believes to be the ordinary course of business;

          (viii) the entry into by any member of the Vianova Group of any new, or the renewal of any current, "shop agreements" ("Betriebsvereinbarungen"), or any equivalent union or works council agreements;

          (ix) the institution or joinder by any member of the Vianova Group as a plaintiff before any court, governmental agency, arbitration panel or other tribunal of any proceeding with an individual value in dispute in excess of DEM200,000;

          (x) the creation, issue, purchase, redemption or conversion by any member of the Vianova Group of any class of share capital or the grant of any options or other rights in favour of any of the Sellers or any third parties in connection with any class of share capital or the recapitalisation of any intergroup indebtedness;


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                                9

          (xi) the entry into by any member of the Vianova Group of any new facility agreement for the borrowing of money or the discounting of invoices, or the amendment in any material respect of the Finance Agreements;

          (xii)  the repayment of any term indebtedness;

     (b) not, without the prior consent of the Purchaser, to do or omit to do anything or knowingly allow any member of the Vianova Group to do or omit to do anything which he knows does, will or might:

          (i) cause any provision of the Hoechst Agreement to be or become unenforceable, in whole or part and whether before or after Completion, in accordance with its terms; or

          (ii) cause or allow enforcement of any provision of the Hoechst Agreement to be waived, in whole or in part;

     (c) to use his reasonable endeavours to procure that any and all returns, notices, computations and elections which he is aware are required to be filed with any tax, duty or excise authority are properly filed by the due date;

     (d) to inform and consult via Dr. Strametz with the Purchaser about and regarding the matters referred to in clauses 10(2) and (3), to take into account the reasonable suggestions of the Purchaser with respect thereto and not to settle those matters other than on reasonable commercial terms (it being acknowledged that the current intention of the Vianova Group is that any amount paid to the Vianova Group by Hoechst in respect of the Herberts Claim will be equal to any amount paid by the Vianova Group to Herberts in respect of it); and

     (e) to notify the Purchaser as soon as practicable after becoming aware of any of the matters referred to in clause 6(1),

     provided that the instruction referred to in (d) above shall be given to Dr. Strametz, Herr Schrod and Herr Geidt only and the instruction in (b) and (e) above need not be given to the Additional Executives.

(2) The Purchaser shall not withhold or delay its consent under subclause (1)(a) if the relevant member of the Vianova Group has an obligation to do the thing in question pursuant to a legally binding obligation entered into by it prior to the date of this agreement nor shall it unreasonably withhold or delay its consent to any matter referred to in subclause (1)(b)(ii).

(3) None of the Sellers shall before Completion without the consent of the Purchaser:

     (a) dispose of any interest, legal, equitable or otherwise, in any of the Securities to be sold by him or convert any of the Securities into any other class of share or security or grant any option or right of pre-emption over, or grant any other third party right in respect of, or mortgage, charge or otherwise encumber any of those Securities; or

     (b) vote in favour of any proposed resolution of the Company's shareholders other than a resolution to adopt the accounts for the year ended 31st December, 1998, including
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                                10

          any resolution for the declaration, making or payment of any dividend or other distribution, whether of profits, retained earnings or other cash or otherwise.

(4) None of the Warrantholders shall before Completion without the consent of the Purchaser dispose of any interest, legal, equitable or otherwise in any of the Warrants held by him, grant any option or right of pre-emption over, or grant any other third party right in respect of, or mortgage, charge or otherwise encumber or exercise any of those Warrants.

(5) Neither the Company nor any of the Sellers shall before Completion do anything which would require the Company to give a notification under clause 3.2 of the Warrant Agreement, other than in connection with the transactions contemplated by this agreement or with the prior consent of the Warrantholders.

(6) Until Completion DEPIV shall use its best endeavours to procure (and none of the other Sellers shall restrict the ability of DEPIV so to procure) that:

     (a) the Purchaser, its agents, advisers and representatives are provided in a timely fashion with such information regarding the businesses and affairs of the Vianova Group as the Purchaser may reasonably require by notice to Dr. Strametz; and

     (b) the Purchaser, its agents, advisers and representatives are given reasonable access during normal working hours to PricewaterhouseCoopers and to the officers, directors, employees, premises, books and records of members of the Vianova Group. Requests for such access shall be communicated via MGPE which may impose such conditions as are reasonable to avoid undue disruption to the Company's business and activities and to allow an adequate and proper process control to be exerted by MGPE (on behalf of the Sellers and the Warrantholders), including requiring the attendance of a representative of the Sellers at any meeting with directors, officers and/or employees of the Vianova Group; and

     (c) the Purchaser, its agents, advisers and representatives are given such assistance by the directors, officers and employees of the Vianova Group as the Purchaser may reasonably require in order to:

          (i) arrange the discharge on or following Completion of all the obligations of the Vianova Group under the Finance Agreements, including the provision of a forecast of the gross and net debt position of the Vianova Group on a company by company basis as at Completion no later than five days before the date set for Completion; and

          (ii) ensure, to the extent required by the Purchaser, that new or replacement finance agreements are established on or following Completion.

(7) For the purposes of this clause, the Purchaser's consent shall be the consent of any of Robert B. Toth, Steve Zollmann or John J. Moore.

8.   INKS

(1) Up to Completion, DEPIV shall procure in so far as it is reasonably able (and none of the other Sellers shall restrict the abiliy of DEPIV so to procure) that:

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

     (a) the Vianova Group uses reasonable and good faith efforts to sell the Inks Business (and any other assets intended to be sold with it, as described in the LOI) on terms consistent with the LOI and any other terms agreed by Purchaser (such agreement not to be unreasonably withheld or delayed); and

     (b) the Purchaser shall have the right to review the proposed terms of the sale and shall be entitled to prevent the sale on reasonable grounds, including (without limitation) (i) the allocation of liability between the Vianova Group (on the one hand) and the acquirer of the Inks Business (on the other hand) being such that the Vianova Group retains or acquires any potential liability for post-acquisition acts or omissions of such acquirer; and (ii) the inclusion in the assets sold of all or part of the InfraServ share interest without a corresponding and appropriate increase in the consideration for the Inks Business.

(2) After Completion and up to 29 February, 2000, the Purchaser shall use reasonable and good faith efforts to sell the Inks Business on a basis which is consistent with the basis inherited at Completion, provided that such basis is reasonably (having regard to the provisions of subclause (1)) acceptable to the Purchaser.


(3) If the sale of the Inks Business is completed on or before 29 February, 2000 then the Gross Equity Value shall be increased by an amount equal to 50% of the Net Cash Proceeds agreed or determined in accordance with the following provisions of this clause.

(4) "NET CASH PROCEEDS" means the cash consideration received by the seller of the Inks Business for the Inks Business on or prior to 29th February, 2000 plus any liabilities assumed by the acquirer of the Inks Business and any accounts receivable of the Inks Business (less provision for bad and doubtful debts) retained by the seller of the Inks Business, less all charges and accruals for actual and contingent liabilities, liabilities for taxes, costs arising in connection with the transaction (including actual or contingent redundancy, relocation and retraining costs), fees (including legal, notary, financial and other advisors' fees) and expenses (including out-of-pocket expenses incurred by the Vianova Group in negotiating the transaction) arising or having arisen, directly or indirectly, in connection with the sale, purchase and transfer of the Inks Business.

(5) If the sale of Inks Business is completed on or before the date of Completion, the Purchaser shall procure that the relevant Vianova Group managers prepare and deliver to the Purchaser and PwC (as defined in Schedule 6) a statement of the Net Cash Proceeds at the same time as the draft unaudited Completion Balance Sheet (as defined in Schedule 6) is delivered to the Purchaser and PwC. The provisions of Part A and paragraphs (i) to (iv) of Part C of
     Schedule 6 shall apply mutatis mutandis to such statement and to the agreement or determination thereof.

(6) If the sale of Inks Business is completed after the date of Completion, the Purchaser shall procure that as soon as reasonably practicable and in any event no later than 60 days following completion of the sale of the Inks Business or the date of delivery of the draft unaudited Completion Balance Sheet (as defined in Schedule 6), whichever is later, the relevant Vianova Group managers shall prepare and deliver to the Sellers and the Appointed Advisor (as defined in Schedule 6) a statement of the Net Cash Proceeds. The provisions of Part A and paragraphs (i) to
     (iv) of Part C of Schedule 6 shall apply mutatis mutandis to such statement of Net Cash Proceeds and to the agreement or determination thereof with further appropriate changes consistent with the audit being conducted by the Appointed Advisor rather than PwC.

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

9.   COMPLETION

(1) Completion shall take place at the offices of Loeff Claeys Verbeke at Apollolaan 15, 1077 AB Amsterdam, The Netherlands two Business Days' after satisfaction of the condition set out in clause 5(1)(a) or immediately after satisfaction of the condition set out in clause 5(1)(b), whichever is the later, and simultaneously with completion of the Minority Share Sale Agreements; provided that if Completion would otherwise occur during the period between 23rd December, 1999 and 16th January, 2000 (inclusive) it shall occur on 17th January, 2000.

(2) At Completion the Sellers, the Warrantholders and the Purchaser shall do those things set out in Schedule 5.

10.  HERBERTS AND OTHER CLAIMS

(1) The Purchaser shall on Completion pay to the Sellers of the A Shares and the Warrantholders (for the purposes of this clause, together the "SELLERS") the Relevant Percentage of DEM 6,500,000.

(2)  The Sellers shall pay to the Purchaser the Relevant Percentage of:

     (a) any amount paid by the Vianova Group to Herberts in respect of the Herberts Claim whether before, on or after the date of Completion, provided that in relation to any amount paid prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to the Herberts Claim and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so paid and provided further that the maximum amount payable by the Sellers under this paragraph
          (a) shall be the Relevant Percentage of DEM 5,000,000; and

     (b) any amount of corporation tax paid by Vianova Spain in respect of the period from 1st January to 1st June, 1999 by virtue of the merger of Vianova Spain with Viking Spain being effective on 1st June, 1999 rather than 1st January, 1999, whether payment is made before, on or after the date of Completion, provided that in relation to any amount paid prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to the corporation tax paid by Vianova Spain for that period and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so paid and provided further that the maximum amount payable by the Sellers under this paragraph (b) shall be the Relevant Percentage of DEM 1,500,000.

(3)  The Purchaser shall pay to the Sellers the Relevant Percentage of:

     (a) any amount received by the Vianova Group from Hoechst in respect of the Herberts Claim net of reasonable out-of-pocket costs and expenses incurred in making recovery, whether before, on or after the date of Completion, provided that in relation to any amount received prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to the Herberts Claim and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so received provided that the maximum amount
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
          payable by the Purchaser under this paragraph shall be no greater than the aggregate liability of the Sellers under subclause 2(a);

     (b) any amount received by Vianova Spain from the Spanish taxation authorities or any other person in respect of corporation tax paid or payable by Vianova Spain in respect of the period from 1st January to 1st June 1999 by virtue of the merger of Vianova Spain with Viking Spain being effective on 1st June 1999 rather than 1st January, 1999 (net of reasonable out-of-pocket costs and expenses incurred in making recovery), whether received before, on or after the date of Completion, provided that in relation to any amount received prior to the date of Completion the amount shown in the notes to the Completion Balance Sheet as relating to such corporation tax and as having been written back for the purposes of the Completion Balance Sheet shall be conclusive evidence of the amount so received provided that the maximum amount payable by the Purchaser under this paragraph shall be no greater than the aggregate liability of the Sellers under subclause 2(b);

     (c) any amount received by the Vianova Group after Completion under clause 6.19 of the Hoechst Agreement.

(4) Each payment to be made by the Sellers to the Purchaser or vice versa under subclause (2) or (3) (as the case may be) shall be paid within ten Business Days after:

     (i) the related amount having been paid or received (as the case may be); or

     (ii) agreement or determination of the Completion Balance Sheet,

     whichever is the later.

(5) After Completion, the Purchaser shall inform and consult with MGPE (on behalf of the Sellers) about and regarding the matters referred to in subclauses (2) and (3) and take into account the reasonable suggestions of MGPE (on behalf of the Sellers). The Purchaser shall procure that any settlement of those matters is made on reasonable commercial terms (it being acknowledged that the current intention of the Vianova Group is that any amount paid to the Vianova Group by Hoechst in respect of the Herberts Claim will be equal to any amount paid by the Vianova Group to Herberts in respect of it). The Purchaser will use all reasonable endeavours to pursue any rights it may have against third parties which would entitle it to a payment of the type referred to in subclause (3) above.

(6) Any payment to be made to or by the Sellers under subclauses (1) to (3) above shall be apportioned amongst them in accordance with
     Schedule 9, and shall be treated as an increase or reduction in the consideration for the sale and purchase of the A Shares and the cancellation of the Warrants.

(7) "RELEVANT PERCENTAGE" means, in relation to a payment to be made under subclauses (1), (2) or (3), 85%.

11.  ANNOUNCEMENTS

     No party shall make or permit any person connected with him to make any announcement concerning this sale and purchase or any ancillary matter before Completion except as required by law or any competent regulatory body or with the written approval of the other parties (and for these purposes MGPE may agree any announcement by the Purchaser on behalf of the Sellers and the Warrantholders), such approval not to be unreasonably withheld or delayed.

12.  NOTICES

(1) Except as otherwise specifically provided in this agreement, any notice or other document to be served under this agreement shall be delivered to the party to be served at his address appearing in this agreement or at such other address as he may have notified to the other parties in accordance with this clause.

(2) Any notice or document shall be deemed to have been served at the time of delivery.

(3) In proving service of a notice or document it shall be sufficient to prove that delivery was made.

13.  RESOLUTIONS AND WAIVERS

(1) Each of the Sellers and of the Warrantholders shall procure so far as it is able the convening of all meetings of the Company, the giving of all waivers and consents and the passing of all resolutions as are necessary under its constitutional documents to give effect to this agreement and the Minority Share Sale
     Agreements.

(2) Each Seller and each Warrantholder waives (and shall procure the waiver by his nominee of) all rights of pre-emption which he (or such nominee) may have (whether under the Company's constitutional documents or otherwise) in respect of the transfer to the Purchaser or its nominee of the Securities or any of them or in respect of the transfer to the Purchaser of the shares to be sold under the Minority Share Sale Agreements.

(3) Each Warrantholder waives (and shall procure the waiver by his nominee of) all rights which he (or such nominee) may have under the Warrant Agreement in respect of the transfer to the Purchaser or its nominee of the Securities or any of them, including rights to receive notice of the sale of the Securities (or any of them) and to exercise the Warrants conditionally upon completion of the sale of the Securities. Any consent of the Warrantholders required pursuant to the Warrant Agreement or applicable law to the transactions contemplated by this agreement shall be deemed to have been given or waived and any exercise notice given under the Warrant Agreement shall be deemed to have been cancelled.

14.  GENERAL

(1) All payments to the Sellers and the Warrantholders to be made under this agreement shall be made in DEM in immediately available funds to the account of the Sellers' Solicitors at:

          bank:             NatWest Bank plc
                            15 Bishopsgate
                            London
          sort code:        50-00-00
          Swift address:    NWBKGB2L
          account number:   190/00/02346087
          account name:     Allen & Overy Client Account

     and such payment shall be in full and final satisfaction of any obligation of the Purchaser to pay that amount to the Sellers or the Warrantholders.

(2) Each party shall pay the costs and expenses incurred by him in connection with the entering into and completion of this agreement provided that any stamp duties, transfer taxes, notarial fees or the like arising in connection with the transfer of the Securities or the cancellation of the Warrants and which are identified prior to the date when the Completion Balance Sheet is agreed or determined shall be borne by the Sellers and the Warrantholders up to a maximum of DEM200,000.

(3) None of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of all the parties, provided that the Purchaser may assign its rights under this agreement to any of its wholly-owned subsidiaries, subject to such subsidiary covenanting with the Sellers and the Warrantholders to be jointly and severally liable with the Purchaser to perform the Purchaser's obligations under this agreement.

(4) This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this agreement by executing a counterpart.

(5) Where any obligation, representation, warranty or undertaking in this agreement is expressed to be made, undertaken or given by two or more of the Sellers or of the Warrantholders, they shall be severally responsible in respect of it.

(6) All figures stated in this agreement are exclusive of any value added tax or its equivalent.

(7) All of the provisions of this agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

(8) If any provision or part of a provision of this agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this agreement, all of which shall remain in full force and effect.

(9) No failure of a party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this agreement shall operate as a waiver of such right or remedy.

(10) Upon and after Completion each of the Sellers and the Warrantholders shall do and execute or procure to be done and executed all such further acts, deeds, documents and things as may be necessary to transfer the Securities and cancel the Warrants and pending the doing of such acts, deeds, documents and things the Sellers shall as from Completion hold the legal estate in the Securities to be sold by them pursuant to this agreement in trust for the Purchaser.

(11) As from the date of this agreement and until the date when it becomes apparent that the condition set out in clause 5(1)(a) is incapable of fulfilment in accordance with its terms by 29th February, 2000, none of the Sellers or the Warrantholders shall treat with, solicit offers from, approach or entertain any offer from, or supply information to, any person other than the Purchaser with respect to a proposed sale of any of the Securities or Warrants other than to inform such party that no discussions can be held because the Purchaser has been granted exclusivity.

(12) Each of DEPIV, Morgan Grenfell Development Capital Nominees Limited and Morgan Grenfell Development Capital Syndications Limited undertake to the Purchaser that it will not at any time during the period of five years after Completion disclose or divulge to any person (other than to officers or employees of the Vianova Group) any confidential or secret information of any member of the Vianova Group (other than any which comes into the public domain other than as a result of a breach of this undertaking or which it is obliged by law or regulatory authority to disclose).

15.  WHOLE AGREEMENT

(1) This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions.

(2) Each of the parties acknowledges that in agreeing to enter into this agreement he has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this agreement and the documents referred to in it) made by or on behalf of any other party before the signature of this agreement. Each of the parties waives all rights and remedies which, but for this subclause, might otherwise be available to him in respect of any such representation, warranty, collateral contract or other assurance, provided that nothing in this subclause shall limit or exclude any liability for fraud.

16.  GOVERNING LAW

(1) This agreement is governed by and shall be construed in accordance with English law.

(2) Each party submits to the jurisdiction of the English courts for all purposes relating to this agreement.

AS WITNESS the hands of the parties (or their duly authorised representatives) on the date which appears first on page 1

                        SIGNATORIES


Signed by Tom Leader                    )         TOM LEADER
on behalf of Morgan Grenfell Private    )
Equity Limited, in its capacity as      )
general partner of Deutsche European    )
Partners IV (US ERISA) (No. 1) LP,      )
Deutsche European Partners IV (No.2)    )
LP, Deutsche European Partners IV       )
(No.3) LP, Deutsche European Partners IV)
(US Dollar Fund) LP, Deutsche European  )
Partners IV (E) LP, Deutsche European   )
Partners IV (E) (No. 2) LP and          )
Deutsche European Partners IV (AB)      )
LP and as attorney for Commercial       )
Union Life Assurance Company            )
Limited, Parallel Ventures Nominees     )
Limited, Bahrain International Bank     )
(E.C.), HarbourVest International       )
Private Equity Partners III - Direct    )
Fund LP, Mellon Bank N.A. as            )
trustee for the Bell Atlantic Master    )
Trust, Allied Capital Germany Fund      )
LLC, Allied Capital Corporation,        )
Bayerische Hypo - Und Vereinsbank       )
AG, RBS Mezzanine Limited,              )
Westdeutsche Landesbank                 )
Girozentrale, Bankers Trust Company     )
and Lehman Commercial Paper Inc.        )




Signed by Tom Leader                    )         TOM LEADER
as attorney for Morgan Grenfell         )
Development Capital Nominees            )
Limited, Deutsche Bank Nominees         )
(Guernsey) Limited and Morgan           )
Grenfell Development Capital            )
Syndications Limited                    )




Signed by John Saucier                  )         JOHN SAUCIER
for Solutia Inc.                        )

                         OMITTED SCHEDULES

A list briefly identifying the contents of all omitted schedules to this agreement for the sale and purchase of shares and loan stock and the cancellation of warrants in Viking Resins Group Holdings B.V., dated 10th November, 1999, appears in the Table of Contents to this agreement. Solutia will furnish supplementally to the Securities and Exchange Commission upon request a copy of any omitted schedule.